Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$45,683	$34,128	$60,271	$34,639	$25,840
Fixed charges	98,647	97,535	95,894	92,589	107,999
Capitalized interest	(1,031)	(589)	(1,419)	(4,555)	(8,312)
Distributions of earnings from unconsolidated affiliates	4,592	5,005	4,377	4,103	5,978
Total earnings	$147,891	$136,079	$159,123	$126,776	$131,505

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$92,838	$91,458	$87,409	$81,703	$92,682
Amortization of deferred financing costs	3,685	3,312	3,385	2,760	2,716
Financing obligations interest expense	(409)	740	2,157	1,963	2,822
Capitalized interest	1,031	589	1,419	4,555	8,312
Interest component of rental expense	1,502	1,436	1,524	1,608	1,467
Total fixed charges	98,647	97,535	95,894	92,589	107,999
Preferred Unit distributions	2,508	4,553	6,708	6,708	9,804
Total fixed charges and Preferred Unit distributions	$101,155	$102,088	$102,602	$99,297	$117,803

Ratio of earnings to fixed charges	1.50	1.40	1.66	1.37	1.22

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.46	1.33	1.55	1.28	1.12